Exhibit 12
FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined

	Twelve Months
	Ended
	September 30		Years Ended December 31
(dollars in millions)	2007	2006	2006	2005	2004	2003	2002

Earnings, as defined:
Net income	$330	$336	$328	$260	$335	$297	$325
Fixed charges, as below	165	161	159	138	122	103	114
Income taxes	156	191	193	121	174	147	163

Total earnings, as defined	$651	$688	$680	$519	$631	$547	$602

Fixed Charges, as defined:
Interest on long-term debt	$146	$141	$145	$116	$107	$103	$99
Other interest	15	17	10	18	10	(6)	10
Imputed interest factor in rentals — charged principally to operating expenses	4	4	4	4	5	6	5

Total fixed charges, as defined	165	162	159	138	122	103	114

Preferred dividends, as defined	2	2	2	2	2	2	3

Total fixed charges and preferred dividends combined	$167	$164	$161	$140	$124	$105	$117

Ratio of Earnings to Fixed Charges	3.94	4.26	4.28	3.76	5.17	5.31	5.27

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.88	4.20	4.22	3.71	5.08	5.21	5.13